PE
6/30/02

02045298

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002.

MICROMEM TECHNOLOGIES INC.

777 Bay Street, Suite 1910, Toronto, On M5G 2E4

[Indicate by checkmark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ________ Form 40-F ___x_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ________ No ___x_____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMEM TECHNOLOGIES INC.

Date: July 2, 2002 **By** ______________________

Name: Joseph Fuda
Title: President

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis is intended to provide greater details of the results of operations and financial condition of the Company during the period. Certain statements under this caption constitute "forward-looking statements" which are subject to certain risks and uncertainties. The Company's actual results may differ significantly from the results discussed in such forward-looking statements.

1.1 Six months ended April 30, 2002 (*"2Q2002"*) with comparatives for the six months ended April 30, 2001 *("2Q2001")*

The Company had no operating revenue in either period, its only activities being the development of its memory technologies. Its only income during 2Q2002 was $80,218 (2Q2001: $107,730) being principally the interest it earned on excess funds deployed in short-term deposits.

Costs and expenses decreased 38% to $1,761,289 during 2Q2002 from $2,821,817 during 2Q2001.

The primary reason for the reduction in costs, relate to changes to the Chairman and CEO's 2001 employment agreement, with effect from November 1, 2001. Effective February 13, 2002, Mr. Fuda resigned as President and Chief Executive Officer of Micromem but continued as Chairman and a director of Micromem and as a director of certain subsidiaries of Micromem. Mr. Fuda's compensation was reduced, with effect from November 1, 2001, to $1.00 per year. The share compensation costs during 2Q2001 of $967,374 relate to the options that were exercised by the Chairman that were granted under his 2000 Employment and Option Agreement and the value of shares that are accrued but not due under his 2001 Agreement.

The Company continued the research and development of its memory technologies by incurring a further $1,117,738 during 2Q2002 that was 45% more than what was expended during 2Q2001. Since inception, the Company has now expended a total of $5,041,482 on its research and development efforts.

Professional fees decreased 69% to $95,983 in 2Q2002 from $312,767 in 2Q2001. This has been achieved by bringing most of the accounting and legal work in-house and tight cost control over work carried out by external service providers.

Wages and salaries increased marginally by 9% to $318,875 in 2Q2002 from $291,909 in 2Q2001. The savings on the salary cuts taken by senior management effective March 1, 2002 will be fully reflected in the 3rd quarter.

Administration expenses decreased 45% to $202,909 in 2Q2002 from $368,464 in 2Q2001 reflecting the results of cost control measures implemented by the company's management.

Micromem had a net loss of $1,681,071 for the half-year ended April 30, 2002 or $0.04 per share, a decrease of 38% over the net loss of $2,714,087 for the half-year ended April 30, 2001 or $0.06 per share.

1.2 Unaudited quarterly financial information

Quarter Ended

All amounts in United States dollars

	April 30, 2002	January 31, 2002	October 31, 2001	July 31, 2001	April 30, 2001	January 31, 2001	October 31, 2000	July 31, 2000
Total revenue	66,547	13,671	49,147	39,643	57,020	50,710	35,139	102,511
Loss for the period	797,439	883,632	501,722	1,343,816	1,351,559	1,362,528	1,271,788	4,088,788
Loss per share – basic and diluted	0.02	0.02	0.01	0.03	0.03	0.03	0.03	0.11

Notes:

1. The increase in loss for the quarter ended July 31, 2000 is principally due to the accrual of the 2000 compensation agreement for the Chairman and Chief Executive Officer approved at the annual meeting of shareholders on June 29, 2000. The accrual for the 7-months period from January 1, 2000 was included in this quarter.
2. The decrease in the loss for the quarter ended October 31, 2001 is principally due to the reversal of $677,420 in this quarter, relating to the 2000 compensation agreement with the Chairman, due to the decline in stock price between October 31, 2000 and the vesting date of January 2, 2001.

1.3 Liquidity

The Company currently has no cash flow from operations and will have none until it is in a position to either license or directly produce and sell products utilizing its memory technologies.

Micromem currently has no lines of credit in place and must obtain equity financing from investors and from persons who hold outstanding options in order to meet its cash flow needs until it can generate revenues.

Micromem has granted to its directors, officers and other employees a number of options to purchase shares at prices that are at or above market price on the date of grant. None of the optionees has any obligation to exercise his options and there can be no assurance that Micromem will realize any funds.

1.4 Capital Resources

Micromem had no material commitments for capital expenditures as of April 30, 2002 or 2001. In March 2001, Micromem and its wholly owned subsidiary Pageant Technologies Inc., completed an asset purchase agreement with Estancia Limited and Richard Lienau, which provided for the purchase of all interests and royalties in respect of VEMRAM™ technology and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997. The total consideration payable in respect of the purchased assets is $50 million in the form of cash and shares. Of this amount, $10 million was paid at closing through a cash payment of $2.0 million and the issuance by Micromem of 2,007,831 common shares valued at $3.98 per share. The balance of $40 million will be payable in two equal amounts of $20 million each upon achievement of certain milestones provided that a minimum of 50% of each $20 million payment shall be in the form of shares of Micromem.

1.5 Future Plans

Considering the current financial position and the limited prospects for raising additional funds, the Board of Directors and Management are evaluating various options regarding future plans. These include restructuring, moving the research and development work to an educational institution and other measures aimed at substantially reducing costs.

2. RISK FACTORS

The Company and the Company's investors face a number of significant risks, which remain substantially unchanged from those described in Item 4.13 *"Description of Business – Risk Factors"* of the Company's 2001 Annual Information Form.

MICROMEM TECHNOLOGIES INC.
A DEVELOPMENT STAGE COMPANY

Consolidated Statement of Operations
(Expressed in United States Dollars)

For the six-month period ended April 30,
(Unaudited)

	2002	2001
Other income	$ 80,218	$ 107,730
Expenses		
Share compensation	-	967,374
Development expenses	1,117,738	769,089
Professional fees	95,983	312,767
Administration expenses	202,909	368,464
Wages & Salaries	318,875	291,909
Amortization	18,610	110,544
Investment written off	-	22,204
Unrealized (gain) loss on foreign exchange	7,175	(20,534)
Net Loss for the period	**1,681,071**	**2,714,087**
Net loss per share – basic & diluted	0.04	0.06
Weighted average shares	46,087,620	42,362,623

MICROMEM TECHNOLOGIES INC.
A DEVELOPMENT STAGE COMPANY

Consolidated Statement of Cash Flows
(Expressed in United States Dollars)

For the six-month period ended April 30,
(Unaudited)

		2002		2001
Cash flows from operating activities				
Loss for the period	$	(1,681,071)	$	(2,714,087)
Adjustments to reconcile loss for the period To net cash used in operating activities:				
Amortization		94,011		110,544
Investment written off		-		22,204
Share compensation		-		967,374
Change in non-cash working capital items:				
(Increase) decrease in deposits and Other receivables		15,907		(29,472)
Increase (decrease) in accounts payable and accrued liabilities		(185,074)		(186,181)
Net cash used in operating activities		(1,756,227)		(1,829,618)
Cash Flows from Investing Activities				
Capital assets		(27,683)		(13,196)
Royalty rights		-		(2,000,000)
Patents and Trademarks		(15,872)		(19,190)
Net cash used in investing activities		(43,555)		(2,032,836)
Cash Flows from Financing activities				
Issue of Common shares for cash		-		8,221,379
Net cash provided by financing activities		-		8,221,379
Increase (decrease) in cash		(1,799,782)		4,359,375
Cash and cash equivalents, beginning of period		3,556,517		1,242,857
Cash and cash equivalents, end of period		**1,756,735**		**5,602,232**
Supplemental cash flow information:				
Interest paid	$	-	$	-
Taxes paid		(26,671)		-

Supplemental schedule of non-cash investing activities:

On March 14, 2001, Micromem issued 2,007,831 shares to Estancia Limited (being the equivalent of $8 million) in respect of the closing of the asset purchase agreement entered into by Micromem and its subsidiary on December 9, 2000 with Estancia Limited and Richard Lienau for the purchase of all interests and royalties in respect of certain memory technology covered by U.S. Patent #5,295,097 and related patent applications and all rights, entitlements and interests held by Estancia Limited and Richard Lienau under the Joint Ownership and Licensing Agreement dated as of September 17, 1997 among Estancia Limited, Richard Lienau and Pageant Technologies Inc.

Accounting Policies used to prepare the interim consolidated financial statements (Unaudited)

The interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2001. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Company's year end audited consolidated financial statements of October 31, 2001.